

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

September 4, 2008

Mr. Douglas Kanter
Acting Chief Financial Officer
Whitemark Homes, Inc.
677 North Washington Blvd.
Sarasota, Florida 34236

> **Re:** **Whitemark Homes, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **Form 10-KSB/A Filed on September 2, 2008**
> **File No. 0-8301**

Dear Mr. Kanter:

   We have reviewed your response dated September 2, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

FORM 10-KSB/A FILED ON SEPTEMBER 2, 2008

1.   We note that in your amended 10-KSB your management has concluded that disclosure controls and procedures were effective as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **reported** within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or

current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

John Cash
Accounting Branch Chief